Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated August 31, 2007,	Registration No. 333-145845
Prospectus Supplement dated September 4, 2007 and	September 18, 2007, as amended
Index Supplement dated September 4, 2007)	as of September 27, 2007

$ “ETF Plus” Variable Coupon Notes due [•], 2008 Linked to the iShares® Russell 2000 Index Fund Medium-Term Notes, Series A

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1)*

Initial Observation Date:	[•], 2007

Issue Date:	[•], 2007 * Which will be 3 business days after the initial observation date

Final Observation Date:	[•], 2008†

Coupon Payment Date:	Maturity Date

Maturity Date:	[•], 2008† (resulting in a term of [•] days)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Reference Asset:	iShares® Russell 2000 Index Fund (the “ETF”) (ticker symbol “IWM”). See “Reference Assets—Exchange-Traded Funds” in the prospectus supplement.

Initial Price:	[•], the closing price per share of the ETF on the initial observation date.

Final Price	The closing price per share of the ETF on the final observation date.

Coupon:

A variable coupon will be paid on the coupon payment date in an amount equal to (1) the product of the principal amount of your Notes times 0.65%‡, plus (2) the apportioned dividends.

‡ The actual percentage will be determined on the initial observation date and will be between 0.55% and 0.75%.

Apportioned Dividends:	The apportioned dividends on the final observation date will be (1) the actual stated dividends paid per share of the ETF during the period from but excluding the initial observation date to and including the final observation date times (2) the number of reference shares represented by your Notes.

Reference Shares:	The principal amount of your Notes divided by the initial price.

Payment at Maturity:	If you hold your Notes to maturity, you will receive a cash payment at maturity equal to (1) the principal amount of your Notes, times (2)(a) 100.00% plus (b) the share performance on the final observation date.

Share Performance:

The share performance on the final observation date will be equal to (1) the final price minus the initial price, divided by (2) the initial price.

Payment at maturity will reflect the performance of the ETF.

The principal amount of your Notes will be fully exposed to any decline in the ETF. You may lose up to 100% of your investment at maturity if the share performance declines.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739H693 and US06739H6936

*	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

†	Subject to postponement in the event of a market disruption event as described under “Referent Assets—Exchange-Traded Funds—Market Disruption Events for Notes with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity?

The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment on the Notes at maturity on the principal amount invested in the Notes to that principal amount. The total return on your Notes at maturity depends on both the coupon paid on the coupon payment date and the payment at maturity itself.

Hypothetical Examples of Total Return

The Hypothetical Return Table below compares the total return that you would, subject to the assumptions below, have earned from (i) an investment in the Notes compared to (ii) a direct investment in the ETF.

In the Hypothetical Return Table, some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

First, the following specific assumptions are made with respect to the ETF:

•	Initial Price: $80.00

•	Actual Stated Dividends Per Share during the period from but excluding the initial observation date to and including the final observation date: $0.84

Then, on the final observation date, the final price (i.e., the closing price per share of the ETF on the final observation date) is determined. The share performance on the final observation date will be equal to (1) the final price (as determined on the final observation date) minus the assumed initial price, divided by (2) the assumed initial price. The first and second columns of the Hypothetical Return Table set forth hypothetical final prices, as well as hypothetical share performances expressed as a percentage change (i.e., share performance minus one) prior to the deduction of any applicable brokerage fees or charges.

The payment at maturity will be calculated as (1) the principal amount of your Notes, times (2)(a) 100.00% plus (b) the share performance on the final observation date. Note that because the payment at maturity fully reflects the performance of the ETF, the share performance on the final observation date is sufficient to determine the payment at maturity.

FWP–1

The number of reference shares represented by your Notes will be calculated as the principal amount of your Notes divided by the assumed initial price. Apportioned dividends will then be determined as (1) the assumed actual stated dividends paid per share of the ETF during the period from but excluding the initial observation date to and including the final observation date times (2) the number of reference shares represented by your Notes. The coupon paid on the coupon payment date will be equal to (1) the product of the principal amount of your Notes times 0.65%*, plus (2) the apportioned dividends on the final observation date.

*	The actual percentage will be determined on the initial observation date and will be between 0.55% and 0.75%.

Since the total return on the Notes at maturity depends on the coupon on the coupon payment date and the payment at maturity itself, the aggregate of these values, calculated in the manner described above, and expressed as a percentage of the principal amount invested in the Notes, are shown in the Hypothetical Return Table (corresponding to the relevant hypothetical final price and share performance set forth therein).

Subject to the general assumptions made below, if you had invested directly in the ETF shares for the same period, you would have received total cash payments representing the number of shares of the ETF you could have purchased with the principal amount of your Notes at the initial price (assuming you could invest in fractional shares) times the final price. In addition, you would realize a payment in respect of dividends which would equal the actual stated dividends during the period from but excluding the initial observation date to and including the final observation date. The Hypothetical Return Table also assumes that any dividends per share paid on the ETF are reinvested until the maturity date upon being paid, with the following assumptions made in this regard:

•	Payable Date(s) of Stated Dividends: October 1, 2007, January 3, 2008, March 31, 2008, July 7, 2008

•	Reinvestment Rate on Paid Dividends: A constant rate of 5.00% per annum.

Finally, the following general assumptions have been made and incorporated into the Hypothetical Return Table:

•

Investor either (1) purchases $1,000 principal amount of Notes on the initial observation date at the initial public offering price and holds the Notes to maturity or (2) purchases $1,000 principal amount of shares in the ETF on the initial observation date at the initial price.

•	No market disruption events, antidilution adjustments, or discontinuance of the ETF occurs during the term of the Notes.

•

No dividend is declared that would be paid during the period from but excluding the initial observation date to and including the final observation date and have an “ex-dividend” date that falls on or prior to the initial observation date. This reflects the fact that the hypothetical ETF investor would not be entitled to any dividends with an “ex-dividend” date falling on or prior to the date of purchase.

•

No dividend is declared that would be paid or have an “ex-dividend” date that falls during the period from but excluding the final observation date to and including the third business day preceding the maturity date. This reflects the fact that the apportioned dividends with respect to the Notes are calculated on the final observation date, but the hypothetical ETF investor would hold ETF shares until the third business day preceding the maturity date (in order for the sale of ETF shares to settle on the maturity date).

•

The value of the ETF shares do not change in the period from but excluding the final observation date to and including the third business day preceding the maturity date. This reflects the fact that the payment at maturity with respect to the Notes is calculated using the closing price on the final observation date, but the hypothetical ETF investor would hold ETF shares until the third business day preceding the maturity date (in order for the sale of ETF shares to settle on the maturity date).

FWP–2

HYPOTHETICAL RETURN TABLE

Final Price	ETF Performance	Total Return
		ETF Investment	Notes Investment
$160.00	100%	101.08%	101.70%
$152.00	90%	91.08%	91.70%
$144.00	80%	81.08%	81.70%
$136.00	70%	71.08%	71.70%
$128.00	60%	61.08%	61.70%
$120.00	50%	51.08%	51.70%
$112.00	40%	41.08%	41.70%
$104.00	30%	31.08%	31.70%
$96.00	20%	21.08%	21.70%
$88.00	10%	11.08%	11.70%
$80.00	0%	1.08%	1.70%
$72.00	-10%	-8.92%	-8.30%
$64.00	-20%	-18.92%	-18.30%
$56.00	-30%	-28.92%	-28.30%
$48.00	-40%	-38.92%	-38.30%
$40.00	-50%	-48.92%	-48.30%
$32.00	-60%	-58.92%	-58.30%
$24.00	-70%	-68.92%	-68.30%
$16.00	-80%	-78.92%	-78.30%
$8.00	-90%	-88.92%	-88.30%
$—	-100%	-98.92%	-98.30%

You should note that the hypothetical example is not intended as, nor is it a forecast of the final price of the ETF shares, the performance of the ETF or the returns that may be achieved on an investment in the ETF shares or in the Notes, and we make no representation or warranty, express or implied, as to the reasonableness of any assumptions taken in connection with the foregoing, whether stated or not.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final observation date, the maturity date, the coupon payment date, the payment at maturity and the coupon are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets— Exchange-Traded Funds—Market Disruption Events for Notes with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds”.

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Notes with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”.

•

Appreciation Potential—The Notes provide the opportunity to participate in equity returns of the ETF through share performance, which can be positive or negative. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among the Small Capitalization Segment of the U.S. Equity Market—The return on the Notes is linked to the performance of the iShares® Russell 2000 Index Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index (the “Underlying Index”). The Underlying Index consists of the smallest 2,000 companies included in the Russell 3000® Index, and as of May 31, 2007, represented approximately 8.5% of the total market capitalization of the companies composing the Russell 3000® Index. (The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization, and as of May 31, 2007, represented approximately 98% of the U.S. equity market.) The Underlying Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the iShares®

FWP–3

Russell Index Fund, see “Description of the Reference Asset” in this free writing prospectus. For additional information on the Underlying Index, see “Equity Indices—Russell 2000® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid, cash-settled income-bearing forward contract. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes (other than the amount attributable to the coupon, which will be treated as ordinary income at the time it is received or accrued, in accordance with your method of accounting). Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 15%. Amounts treated as ordinary income will not constitute “qualified dividend income” and will not give rise to a dividends received deduction.

The purchase and ownership of the Notes will likely be treated as a “constructive ownership transaction” which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased an actual interest in the index on the date that you purchased your Notes and sold such interest in the index on the date of the sale or maturity of the Notes (the “Excess Gain Amount”). Because the maturity payment under the Notes will only reflect the appreciation in the value of the shares of the ETF and will not be determined by reference to any short-term capital gains or ordinary income that is recognized by holders of shares of the ETF, it is likely that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules should accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax adviser with respect to the possible application of the constructive ownership rules to your investment in the Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your Notes should be treated in the manner described above. For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF or any of the component stocks of the ETF or of the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The payment at maturity is linked to the performance of the ETF and will depend on whether, and the extent to which, the share performance is positive or negative. Your investment will be fully exposed to any decline in the final price as compared to the initial price and you may lose up to 100% of your initial investment if the share performance declines. Notwithstanding the fact that you will receive a coupon on the coupon payment date (which corresponds to the maturity date) equal to at least the principal amount of your Notes times 0.65%*, the payment at maturity itself could be equal to zero.

*	The actual percentage will be determined on the initial observation date and will be between 0.55% and 0.75%.

•	The Notes Are Subject to Small Capitalization Companies Risk—Investments in the Notes linked to the ETF involve many risks, including, but not limited to the following:

•	The stock prices of small capitalization companies may be more volatile than those of larger companies and the thus ETF’s share price may increase or decrease by a greater percentage than those of ETFs that invest in stocks issued by larger capitalization companies.

•	Small capitalization companies may be less financially secure than larger, more established companies.

•	Small capitalization companies may depend on a small number of key personnel and thus are more vulnerable to loss of personnel.

FWP–4

•	Small capitalization companies generally have less diverse product lines than larger capitalization companies and thus are more susceptible to adverse developments concerning their products.

•	The stocks of small capitalization companies may be thinly traded and thus may be difficult for the ETF to buy and sell.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, although you will receive a coupon amount which is linked in part to the dividend payments on the ETF, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the ETF or of the stocks composing the ETF or the Underlying Index would have. Among other things, the return on the shares of the ETF could include substantial dividend payments, which you will not receive as an investor in your Notes, and an investment in the shares of the ETF is likely to have tax consequences that are different from an investment in your Notes. For example, amounts treated as ordinary income will not constitute “qualified dividend income” and will not give rise to a dividends received deduction.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the Underlying Index, and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•	Management risk. This is the risk that Barclays Global Fund Advisors’ investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•	Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The Reference Asset May Underperform the Underlying Index—The performance of the iShares® Russell 2000 Index Fund may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the iShares® Russell 2000 Index Fund will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the iShares® Russell 2000 Index Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the iShares® Russell 2000 Index Fund or due to other circumstances. Because the return on your Notes, both with respect to the coupon payment and with respect to the payment due at maturity is linked to the performance of the iShares® Russell 2000 Index Fund and not the Underlying Index, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Index.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In addition, our affiliate Barclays Global Fund Advisors acts as investment advisor to the ETF. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the ETF;

FWP–5

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

We have derived all information contained in this free writing prospectus regarding iShares® Russell 2000 Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus for the iShares® Russell 2000 Series dated August 1, 2007 issued by iShares, Inc. (“iShares”). Such information reflects the policies of, and is subject to change by, iShares, Barclays Global Investors, N.A. (“BGI”), and Barclays Global Fund Advisors (“BGFA”). The iShares® Russell 2000 Index Fund is an investment portfolio maintained and managed by iShares. BGFA is the investment advisor to the iShares® Russell 2000 Index Fund. The iShares® Russell Index Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “IWM”.

iShares is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Russell 2000 Index Fund. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at www.sec.gov. For additional information regarding iShares, BGFA, the iShares® Russell 2000 Index Fund, please see the Prospectus. In addition, information about iShares and the iShares® Russell 2000 Index Fund may be obtained from the iShares website at www.ishares.com.

Investment Objective and Strategy

The iShares® Russell 2000 Index Fund (the “ETF”) seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization segment of the U.S. equity market, as measured by the Russell 2000® Index (the “Underlying Index”). For information on the Underlying Index, see “Equity Indices—Russell 2000® Index” in the index supplement.

The ETF uses a representative sampling indexing strategy (as described below under “—Representative Sampling”) to try to track the Underlying Index. The ETF generally will invest at least 90% of its assets in the securities of the Underlying Index or in American Depositary Receipts (“ADRs”) representing such securities. In addition, the ETF may invest the remainder of its assets in securities not included in the Underlying Index, but which BGFA believes will help the ETF track the Underlying Index. For example, the ETF may invest in securities not included in the Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in the Underlying Index (such as reconstitutions, additions and deletions). The ETF also may invest its other assets in futures contracts, options on futures contracts, options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA.

Representative Sampling

The ETF pursues a “representative sampling” strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The ETF invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the ETF’s portfolio and the Underlying Index resulting from legal restrictions or representative sampling. A figure of 100% would indicate perfect correlation. The difference between 100% and the ETF’s actual correlation with the Underlying Index is called “tracking error.” ETF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication indexing strategy. (“Replication” is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.)

Industry Concentration Policy

The ETF will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the ETF will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

As of September 5, 2007, 99.80% of the ETF’s holdings consisted of equity securities, 0.18% consisted of cash and 0.02% was in other assets, including dividends booked but not yet received. The following tables summarize the ETF’s top holdings in individual companies and by sector as of such date.

FWP–6

Top Holdings in Individual Securities as of September 5, 2007

Company	Percentage of Total Holdings
Exterran Holdings, Inc.	0.36%
CF Industries Holdings, Inc.	0.27%
FLIR Systems, Inc.	0.24%
Time Warner Telecom Inc. (Class A)	0.24%
Chipotle Mexican Grill, Inc. (Class B)	0.23%
priceline.com Incorporated	0.23%
Kyphon Inc.	0.23%
ON Semiconductor Corporation	0.22%
Hologic, Inc.	0.22%
Polycom, Inc.	0.21%

Top Holdings by Sector as of September 5, 2007

Sector	Percentage of Total Holdings
Financial Services	21.68%
Consumer Discretionary	18.63%
Technology	13.77%
Health Care	12.51%
Materials & Processing	9.63%
Producer Durables	7.32%
Other Energy	5.16%
Utilities	4.13%
Autos & Transportation	4.03%
Consumer Staples	2.24%

The information above was compiled from the iShares website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares website is not, and should not be considered, incorporated by reference herein.

iShares® is a registered mark of BGI. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Historical Information

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, of the ETF for each quarter in the period from January 1, 2003 through September 5, 2007. The ETF closing price on September 5, 2007 was $79.01.

We obtained the ETF closing prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final observation date. We also cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

FWP–7

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
September 28, 2001	$50.80	$36.75	$40.10
December 31, 2001	$49.27	$39.03	$48.18
March 29, 2002	$50.72	$45.38	$50.05
June 28, 2002	$52.38	$43.95	$45.33
September 30, 2002	$45.82	$34.75	$35.78
December 31, 2002	$41.38	$32.30	$37.91
March 31, 2003	$39.82	$34.12	$36.00
June 30, 2003	$46.54	$36.11	$44.45
September 30, 2003	$51.95	$43.88	$48.53
December 31, 2003	$56.50	$48.65	$55.40
March 31, 2004	$60.22	$55.36	$58.80
June 30, 2004	$60.58	$52.76	$59.00
September 30, 2004	$59.04	$51.34	$56.93
December 31, 2004	$65.33	$56.04	$64.75
March 31, 2005	$65.21	$59.93	$61.08
June 30, 2005	$64.65	$56.50	$63.70
September 30, 2005	$68.52	$63.44	$66.39
December 30, 2005	$69.16	$61.05	$66.72
March 31, 2006	$76.24	$66.05	$75.97
June 30, 2006	$78.02	$66.55	$71.73
September 29, 2006	$73.57	$66.35	$72.00
December 29, 2006	$79.76	$70.68	$78.03
March 30, 2007	$82.49	$75.15	$79.51
June 29, 2007	$85.17	$79.15	$82.96
September 5, 2007*	$85.74	$73.24	$79.01

*	High, low and closing prices are for the period starting April 2, 2007 and ending September 5, 2007.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–8